

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Via U.S. Mail and Facsimile to 561-314-4667

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

      Re: DNA Brands, Inc.
              Current Report on Form 8-K
              Filed July 12, 2010
              File No. 000-53086

Dear Mr. Marks:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 12, 2010

1.   Please explain the mechanics of the transaction in more detail. In this regard, we note from page 20 that the 31,250,000 shares issued to DNA Brands resulted in their holding 95% of outstanding shares. Please explain how John Quam's holdings were affected by the transaction including how many shares he held immediately before and immediately after the transaction.

2.   Please explain, in detail, how the "spin off" of Fancy Face Promotions was effected.

3.   It appears that at the time of the transaction Famous Products was a public shell. As such, we believe expanded disclosures relevant to shell companies should have been provided. Please refer to Release No. 33-8587: Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, and amend your filing as appropriate or advise us.

4.   We note that under Item 3.02 you issued 673,980 shares to one person for services. However, this person is not listed on your Table of Beneficial Ownership under Item 5.01. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director